Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Spectrum Spine, Inc.
388 Cannonball Lane
Inlet Beach, FL 32461
https://spectrumspine.com

Up to $1,234,998.00 in Class C Non-Voting Common Stock at $4.50
Minimum Target Amount: $14,998.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Spectrum Spine, Inc.
Address: 388 Cannonball Lane, Inlet Beach, FL 32461
State of Incorporation: DE
Date Incorporated: October 04, 2019

Terms:

Equity

Offering Minimum: $14,998.50 | 3,333 shares of Class C Non-Voting Common Stock
Offering Maximum: $1,234,998.00 | 274,444 shares of Class C Non-Voting Common Stock
Type of Security Offered: Class C Non-Voting Common Stock
Purchase Price of Security Offered: $4.50
Minimum Investment Amount (per investor): $297.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<p align="center">Investment Incentives and Bonuses*</p>

<u>Loyalty Bonus</u>: 5% for Subscribers that have invested in Spectrum Spine prior to this offering

<u>Time Based</u>

Early bird bonus: Invest $5,000+ in the first 2 weeks and receive 5% Bonus Shares

Super Early Birds: Invest 25,000+ in the first 2 weeks and receive 10 % Bonus shares.

<u>Amount-Based:</u>

Invest 25,000+ and receive 5% Bonus Shares

Invest 50,000+ and receive an acrylic desk art piece featuring BioBraille Surface Technology, and 5% bonus shares

Invest 100,000+ and receive 10% Bonus Shares, a dinner meeting with our Founder and CEO, Dr. Jim Robinson, and an acrylic desk art piece featuring BioBraille Surface Technology

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

<p align="center">The 10% StartEngine Venture Club Bonus</p>

Spectrum Spine, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class C Non-Voting Common Stock at $4.50 / share, you will receive 110 shares of Class C Non-Voting Common Stock, meaning you'll own 110 shares for $450. Fractional shares will not be distributed and share bonuses will be

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Spectrum Spine, Inc. ("Spectrum Spine" or the "Company") is a medtech company dedicated to revolutionizing the field of surgical implants with its proprietary surface treatment technology. The Company focuses on enhancing surgical outcomes through innovative spinal implants that leverage advanced nanotechnology to promote bone growth, reduce inflammation, and improve healing.

Spectrum Spine's business model centers around the design, development, and commercialization of spinal implants with a unique surface technology called BioBraille. This technology utilizes targeted laser treatments to create intricate surface patterns on implants, inducing bone growth and improving osteointegration. The Company's revenue streams include direct sales of its implants and potential licensing agreements for its BioBraille technology to other manufacturers in the medical field.

Spectrum Spine, Inc. operates as an independent entity with a focused mission on medtech innovation. The Company has no parent or subsidiary entities, allowing it to maintain a streamlined approach to product development and commercialization.

Intellectual Property: Spectrum Spine has a robust portfolio of over 85 issued patents. These include a large number of highly differentiated medical device design patents, as well as 14 issued patents on the BioBraille surface technology exclusively licensed from Bone Pharm LLC. The broadest patent on BioBraille was done by Spectrum Spine Inc. itself and was issued in the fall of 2023. The Company benefits from Bone Pharm agreements, which stipulate a 2% royalty rate to Bone Pharm for products using their patents, and an additional 2% royalty rate to Spectrum Spine for using its own device design patents. This extensive IP portfolio, in addition to seven FDA-cleared device systems, underpins Spectrum Spine's competitive edge in the medtech industry. It is extremely unusual for a Medical Technology company to start up with so much fully developed work in terms of patents and U.S. FDA-cleared device systems.

Competitors and Industry

Industry

Spectrum Spine operates within the orthopedic and spine implant market, a sector valued at approximately $59.36 billion globally in 2024. The US market alone is estimated at $36 billion. The industry is characterized by a growing demand due to an aging population and the increasing prevalence of chronic conditions. Major players include Medtronic, Johnson & Johnson, and Stryker, who dominate with established products. However, we believe the market has significant room for innovation, particularly in the area of implant surface treatments.

Competition

Direct competitors to Spectrum Spine include other companies developing advanced spinal implants and surface technologies. Indirect competitors encompass firms producing traditional spinal implants and bone graft products. Spectrum Spine believes it differentiates itself with its BioBraille technology, which offers enhanced osteointegration and reduced post-operative pain.

Current Stage and Roadmap

Current Stage

Spectrum Spine is on the cusp of commercialization, with its first product launch anticipated in the summer of 2024. The Company has completed FDA clearance for its initial products and has inventory ready for distribution. Other products in development are currently under FDA consideration. We have launched our first product commercially in July 2024, on time with forecast.

Future Roadmap

In the near future, Spectrum Spine plans to:

Expand its distribution channels to reach a broader market.

Increase marketing efforts to highlight the unique benefits of BioBraille technology.

Explore licensing opportunities to extend the application of BioBraille across various medical specialties, including orthopedics and dental implants.

Bring another 8 products to market in next 18 months if funded

The Team

Officers and Directors

Name: James Carey Robinson

James Carey Robinson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO, Principal Accounting Officer and Director
  Dates of Service: October, 2019 - Present
  Responsibilities: Founder, Inventor, Chief Executive and Leader R&D. Overseeing all departmental operations, including the design and development of innovative spinal implants. Manages the overall strategic direction and day-to-day operations of the company. Active in product development and research, contributing to over 70 issued patents and 7 FDA-cleared devices. Salary: Currently not taking one but will take $240,000.00 annually after funding. Equity compensation: Owns founder shares and contributed patents

Other business experience in the past three years:

- Employer: Brain Expert, PC
  Title: President
  Dates of Service: July, 2015 - Present
  Responsibilities: Neurosurgeon, providing expert neurosurgical care. Works 8 days a month.

Name: Scott Richard Baltsen

Scott Richard Baltsen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: March, 2022 - Present
  Responsibilities: Managing commercialization and production of the spine portfolio. Focuses on establishing and maintaining distribution networks and ensuring efficient operations. Salary: Current salary is $100,000 annually, but will go to $250,000 post funding. Equity compensation: 5% of available shares

Other business experience in the past three years:

- Employer: LockDown Surgical
  Title: Vice President of Sales, North America
  Dates of Service: January, 2012 - Present
  Responsibilities: Managing all aspects of business operations for LockDown Surgical.

Name: Phillip Ray Powell

Phillip Ray Powell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Executive Vice President of Sales and Marketing
  Dates of Service: January, 2020 - Present
  Responsibilities: Supporting the team at Spectrum Spine, managing sales and marketing strategies, and fostering company growth. Salary: Not specified Equity compensation: Not specified

Other business experience in the past three years:

- Employer: H&H Mediquip, LLC and DASHE Orthopedic Distribution, LLC
  Title: Owner
  Dates of Service: August, 1997 - Present
  Responsibilities: Managed the business. Johnson and Johnson was one of many companies I have represented as a distributor.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your

investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights

The stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

The Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns some trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Regulatory Approval Risk:
Delays or failures in obtaining FDA or other regulatory approvals for new products could hinder our ability to bring products to market, impacting revenue and growth.

Market Acceptance Risk:

Our innovative BioBraille technology may face resistance from healthcare providers and patients, potentially limiting market penetration and sales.

Supply Chain Disruptions:
Disruptions in our supply chain, including shortages of key materials or delays from suppliers, could impact our production schedules and delivery times.

Technological Obsolescence:
Rapid advancements in medical technology may render our products obsolete, requiring continuous innovation and adaptation to remain competitive.

Intellectual Property Challenges:
Our extensive patent portfolio may face challenges, such as litigation or invalidation, which could weaken our competitive advantage and market position.

Dependence on Key Personnel:
The loss of key management or scientific staff could disrupt operations and delay product development, affecting our overall business performance.

High Competition:
We compete against larger, established companies with significant resources. Failure to effectively compete could result in loss of market share and revenue.

Funding Risks:
Insufficient capital or delays in securing additional funding could limit our ability to execute our business plan, affecting operations and growth prospects.

Economic Downturn:
Economic downturns could reduce healthcare spending and negatively impact sales of our medical devices, affecting overall financial performance.

Product Liability:
As a medical device manufacturer, we face the risk of product liability claims, which could result in significant legal expenses and damage to our reputation.

International Expansion Risks:
Expanding into international markets involves additional risks such as compliance with diverse regulations, currency fluctuations, and geopolitical instability.

R&D Investment Risk:
Significant investments in research and development may not yield successful products, resulting in financial losses and reduced innovation.

Manufacturing Challenges:
Issues related to manufacturing processes, quality control, or production capacity could impact our ability to meet demand and maintain product quality.

Customer Concentration:
Relying heavily on a few major customers for a significant portion of revenue can pose a risk if any of these customers reduce or terminate their business with us.

Cybersecurity Threats:
Increasing reliance on digital systems and data makes us vulnerable to cybersecurity breaches, which could compromise sensitive information and disrupt operations.

Risk Related to Intellectual Property Ownership:
While Spectrum Spine, Inc. has a robust portfolio of over 85 issued patents and seven FDA-cleared device systems, it is important to note that the Company does not own these patents. Instead, the patents are licensed from third parties, which introduces several risks that could impact the Company's operations and strategic objectives.

Licensing Dependency:
The reliance on licensed patents makes Spectrum Spine vulnerable to the terms and conditions set by the licensors. Any changes in licensing agreements, such as increased royalty fees or more restrictive terms, could significantly impact the Company's financial performance and operational flexibility. If licensors decide not to renew or extend the agreements, Spectrum Spine may face substantial challenges in maintaining its competitive edge and continuing its product development.

Legal and Compliance Risks:
Operating under licensed patents also exposes Spectrum Spine to potential legal disputes between the patent owners and

other entities. Any litigation involving the licensors could indirectly affect the Company, leading to disruptions in product development and commercialization. Additionally, compliance with the specific requirements of the licensing agreements adds another layer of complexity to the Company's operations, potentially diverting resources from other critical areas.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
James Robinson	9,000,000	Class A Common Stock	86.3%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Class C Non-Voting Common Stock, SAFE 2021, and SAFE 2022. As part of the Regulation Crowdfunding raise, the Company will be offering up to 274,444 of Class C Non-Voting Common Stock.

Class A Common Stock

The amount of security authorized is 14,000,000 with a total of 10,511,111 outstanding.

Voting Rights

Holders of Class A Common Stock are entitled to one vote per share at all meetings of stockholders and in written actions in lieu of meetings. There is no cumulative voting. Please see voting rights of securities sold in this offering below.

Material Rights

Class A Common Stock and Class B Common Stock are identical in all respects, including rights, dividends, preferences, and treatment in the event of mergers, consolidations, share exchanges, reclassifications, liquidations, dissolutions, or winding up, except for conversion rights of Class B Common Stock.

The total amount outstanding includes 210,000 shares to be issued pursuant to stock options issued and 790,000 shares to be issued pursuant to stock options, reserved but unissued.

Class B Common Stock

The amount of security authorized is 1,000,000 with a total of 1,200,000 outstanding.

Voting Rights

Holders of Class B Common Stock are entitled to one vote per share at all meetings of stockholders and in written actions in lieu of meetings. There is no cumulative voting.

Material Rights

General Rights:

Identical rights as Class A Common Stock including dividends, preferences, and treatment in corporate actions, except for additional conversion rights.

Conversion Rights:

Optional Conversion:

Each share of Class B Common Stock is convertible, at the holder's option, into Class A Common Stock at a ratio determined by dividing the Original Issue Factor by its Conversion Factor.

The Original Issue Factor is initially one per share, subject to adjustments in case of stock dividends, stock splits, combinations, or other similar recapitalizations.

No fractional shares of Class A Common Stock will be issued upon conversion; instead, the number of shares will be rounded down to the nearest whole share.

Conversion is effectuated by providing written notice to the corporation's transfer agent or principal office and surrendering the certificate of Class B Common Stock.

Mandatory Conversion:

Trigger Events:

Occurs upon a Qualified Financing, termination of a specific License Agreement, any direct or indirect assignment, sale, pledge, mortgage, or other transfer of Class B Common Stock (except permitted transfers), or as determined by the Requisite Holders.

At the Mandatory Conversion Time, if the conversion rate results in a Class B Percentage of 3.5% or greater, each share of Class B Common Stock will convert at the calculated rate. If less than 3.5%, all Class B Common Stock will convert to achieve a 3.5% Class B Percentage.

Adjustment Mechanisms:

Adjustments to the Conversion Factor will occur to reflect the issuance of additional shares, stock splits, combinations, dividends, distributions, and mergers or reorganizations to maintain the equivalent value and rights.

<u>Rights on Liquidation</u>:

Conversion rights terminate at the close of business on the day before any liquidation, dissolution, or winding up event.

<u>Reservation of Shares</u>:

The corporation must reserve enough authorized but unissued Class A Common Stock to cover the potential conversion of all outstanding Class B Common Stock.

<u>Taxes</u>:

The corporation will pay any issue or similar taxes in respect to the issuance or delivery of Class A Common Stock upon conversion but not taxes due to the transfer of Class A Common Stock in a name other than the original Class B Common Stockholder.

<u>No Further Adjustment</u>:

No adjustments will be made for declared but unpaid dividends on the Class B Common Stock surrendered for conversion or on the Class A Common Stock delivered upon conversion.

<u>Additional Provisions</u>

Waiver: Any rights, powers, preferences, and other terms of the Class B Common Stock can be waived by the affirmative written consent or vote of the Requisite Holders.

Cancellation: Redeemed or otherwise acquired shares of Class B Common Stock are automatically cancelled and cannot be reissued.

Notice Requirements: Holders of Class B Common Stock will receive notices for various corporate actions affecting their shares, such as dividends, distributions, reorganizations, or other significant events.

The total amount outstanding includes 500,000 shares to be issued pursuant to stock options, reserved but unissued.

Class C Non-Voting Common Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class C Non-Voting Common Stock.

Material Rights

Rights and Preferences: The Class C Non-Voting Common Stock is identical to the Class A and Class B Common Stock in all respects, except for the voting rights. This means they are treated equally concerning rights, dividends, and preferences, as well as in the event of any merger, consolidation, reclassification, liquidation, dissolution, or winding-up of the corporation.

Increase or Decrease in Authorized Shares: The number of authorized shares of Class C Non-Voting Common Stock can be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of the majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, without being subject to the limitations of Section 242(b)(2) of the Delaware General Corporation Law.

SAFE 2021

The security will convert into Preferred stock and the terms of the SAFE 2021 are outlined below:

Amount outstanding: $2,615,000.00
Interest Rate: 0.0%

Discount Rate: 80.0%
Valuation Cap: $0.00
Conversion Trigger: Equity Financing, Liquidity Event, or Dissolution Event

Material Rights

Definitions

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"Liquidity Event" means a Change of Control or an Initial Public Offering.

SAFE 2022

The security will convert into Preferred stock and the terms of the SAFE 2022 are outlined below:

Amount outstanding: $2,170,000.00
Interest Rate: 0.0%
Discount Rate: 80.0%
Valuation Cap: None
Conversion Trigger: Equity Financing, Liquidity Event, or Dissolution Event

Material Rights

Definitions

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"Liquidity Event" means a Change of Control or an Initial Public Offering.

What it means to be a minority holder

As a minority holder of Class C Non-Voting Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: 2021 SAFEs
  Final amount sold: $2,615,000.00
  Use of proceeds: General and administrative expenses, research and development (R&D), and sales and marketing
  Date: January 08, 2021
  Offering exemption relied upon: 506(b)

- Type of security sold: 2022 SAFEs
  Final amount sold: $2,170,000.00
  Use of proceeds: Property and equipment
  Date: January 17, 2022
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We are just starting commercial sales, and plan to bring approximately 9 products to market over 18 months. We expect to be profitable within one year, but will be using some of the raise proceeds for operations during that time. The company could continue operating for approximately 12 months if we aren't able to generate revenue in the near future.

Foreseeable major expenses based on projections:

Even if we raise on the lower end, we do not forecast needing more money for operations, we just will have to go slower with product launches. Our burn rate is currently about 100K per month. See estimates of that breakdown below:

50K salaries

3.5K rent

1K Insurance

30K consulting engineering

10K R&D

Future operational challenges:

Obtaining hospital permission to sell products into various hospitals. That is an issue for all companies in this industry.

Future challenges related to capital resources:

We have opportunities to bring a large number of exciting devices/tech to market, but we need capital to make inventory and to study our surface technology, as the science will create the most value for us in an exit, not the cash flows.

Future milestones and events:

Below are our prospective future milestones:

09/24 Obtain Nanotechnology Designation for FDA

10/24 Launch Lumbar family of implants

11/24 Launch Expandable Interbody Cage

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 2024, we have several capital resources of about 80k Cash and 300k line of credit. The Company's CEO has contributed capital as needed while we are in the process of executing this raise. In addition to StartEngine, we are also working with several other funding sources with access to angels and family office money. These are people with deep industry knowledge and experience, and are big fans of our technology.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. This is just one part of our fundraising plan.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 15% will be made up of funds raised from the crowdfunding campaign if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum offering amount, we anticipate being able to continue to operate for the foreseeable future. This estimate is based on our current monthly burn rate for expenses related to salaries, inventory, and R&D. I (Jim) can self-fund the Company as necessary.

Even if we raise lower end, we do not forecast needing more money for operations, we just will have to go slower with product launches. Our burn rate is currently about 100K per month.

50K salaries

3.5K rent

1K insurance

30K consulting engineering

10K R&D

If funded on higher end excess will increase spend on inventory and R&D mostly.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum offering amount, we anticipate being able to operate for several years. This is based on a projected monthly burn rate for expenses related to salaries, inventory, and R&D. We are trying to raise $1.235M eventually. We eventually would like to amend up to the $5M.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, we have contemplated additional future sources of capital, including potential grant opportunities. There are some grant opportunities we are exploring. We are considering grants for lab and clinical research as well.

Indebtedness

- Creditor: Loan Agreement - Edward Lee Hatcher
  Amount Owed: $1,000,000.00
  Interest Rate: 10.0%
  Maturity Date: September 20, 2030
  The current amount owed is $714,253.12 and the year and from last year was $799, 253.12

- Creditor: New Line Finance-Equipment Finance Agreement
  Amount Owed: $82,180.00
  Interest Rate: 0.0%
  Maturity Date: January 24, 2028
  Accrued interest of $13,697 and a total indebtedness of $35,061.70 .

- Creditor: Bone Pharm, LLC- License Agreement
  Amount Owed: $400,000.00
  Interest Rate: 0.0%
  Maturity Date: May 10, 2020
  Accrued interest of $400,000 .

- Creditor: SBA Loan
  Amount Owed: $1,786,033.00
  Interest Rate: 10.25%
  Maturity Date: July 13, 2033
  Interest expense of $82,287 and a total indebtedness of $1,780,987 .

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $52,699,999.50

Valuation Details:

We are at an investment level of $9.7M to date and has over 80 issued patents (majority exclusively licensed SPECTRUM SPINE IP HOLDINGS, LLC ON IMPLANT DESIGNS, AND 14 ON BIOBRAILLE from Bone Pharm, LLC), 7 US FDA-cleared products, and a valuable pipeline. I have seen companies spend 40M in development to get to one single FDA clearance without a commercial product yet.

Nineteen (19) months ago we took investment from a fund based in FL at a valuation of 30M then, and we gained our most valuable patent protection on our surface technology just 9 months ago, have received an additional FDA clearance on a device system, have developed several more products since that time that will soon have FDA clearance, and we are now commercializing the product, beginning in July 2024. And with the discounts available through StartEngine, the actual value on which shares will be bought will be somewhere below 50M.

According to a study by the US Federal Trade Commission, obtaining a Class II FDA clearance for a 510(k) submission typically costs around $24 million. With seven FDA Class II 510(k) approvals, the expected cost would be $168 million. However, due to our efficient processes, we secured these approvals at a significantly lower cost while still creating substantial value. This valuation does not include the value of our numerous issued patents.

We are confident in a valuation of approximately $52.23 million, which represents only 31% of the expected cost based on FDA approvals alone, excluding patent and enterprise value.

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $4,785,000 in Simple Agreements for Future Equity (SAFEs) outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

The total number of shares outstanding on a fully diluted basis (11,711,111 shares) includes 10,211,111 shares issued, 210,000 shares issued pursuant to stock options issued, and 1,290,000 shares to be issued pursuant to stock options, reserved but unissued.

Use of Proceeds

If we raise the Target Offering Amount of $14,998.50 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,998.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Company Employment
  12.0%
  We will use 12% of the funds to hire key personnel for daily operations, including management and supporting staff. Wages will be commensurate with training, experience, and position.

- Inventory
  29.5%
  We plan to use use 29.5% of the funds raised to purchase inventory for the Company's products, including Lumbar PLIF/TLIF Cages, Lumbar Anterior Cages, Stand Alone Anterior Cervical Cages, Stand Alone Anterior Lumbar Cages, Spinous Process Fixation System, in preparation for expansion and/or launch of the product. We plan to expand inventory and instruments of the Expandable Lumbar Interbody Cage, covering 6 device systems.

- Working Capital
  15.0%
  We plan to use 15% of the funds for working capital to cover expenses for the Continued product development of products in pipeline

- Operations
  15.0%
  We plan to use 15% of the funds for rent, legal and accounting expenses, insurance, consulting expenses etc.

- Research & Development
  22.0%
  We plan to use 22% of the funds raised for market and customer research, new product development and market testing.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30

(120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://spectrumspine.com (https://spectrumspine.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/spectrumspine

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Spectrum Spine, Inc.

[See attached]

SPECTRUM SPINE, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Spectrum Spine, Inc.
Santa Rosa Beach, Florida

We have reviewed the accompanying financial statements of Spectrum Spine, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2023 and December 31, 2022, and the related statements of operations, changes in stockholders' equity, and cash flows for the years ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

June 24, 2024
Los Angeles, California

SPECTRUM SPINE, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	105,047	$	2,154,473
Inventory		746,856		667,654
Total Current Assets		**851,903**		**2,822,127**
Property and Equipment, net		1,418,660		945,724
Intangible Assets		400,000		433,333
Total Assets	$	**2,670,563**	$	**4,201,184**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	-	$	916,344
Credit Cards		1,259		7,729
Current Portion of Loans and Notes		856,697		538,697
Other Current Liabilities		-		-
Total Current Liabilities		**857,956**		**1,462,770**
Promissory Notes and Loans, net of current portion		2,095,161		887,314
Simple Agreement for Future Equity (SAFEs)		4,910,921		4,910,921
Total Liabilities		**7,864,038**		**7,261,005**
STOCKHOLDERS' EQUITY				
Class A Common Stock		951		951
Class B Common Stock		70		70
Additional Paid in Capital		322,923		322,923
Stockholders' Distribution		(173,347)		
Accumulated Deficit		(5,344,072)		(3,383,765)
Total Stockholders' Equity		**(5,193,475)**		**(3,059,821)**
Total Liabilities and Stockholders' Equity	$	**2,670,563**	$	**4,201,184**

See accompanying notes to financial statements.

SPECTRUM SPINE, INC.
STATEMENTS OF OPERATIONS
 (UNAUDITED)

For The Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net Revenue	$	-	$	-
Cost of Goods Sold		-		-
Gross Profit		**-**		**-**
Operating Expenses				
General and Administrative		1,714,744		1,278,290
Research and Development		115,960		45,285
Sales and Marketing		4,781		63,763
Total Operating Expenses		**1,835,485**		**1,387,338**
Operating Loss		**(1,835,485)**		**(1,387,338)**
Interest Expense		124,822		77,262
Other Income		-		12,728
Loss Before Provision For Income Taxes		**(1,960,307)**		**(1,451,872)**
Provision/(Benefit) For Income Taxes		-		-
Net Loss	$	**(1,960,307)**	$	**(1,451,872)**

See accompanying notes to financial statements.

SPECTRUM SPINE, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Class A Common Stock			Class B Common Stock				Additional Paid In Capital		Stockholders' Distribution		Accumulated Deficit		Total Stockholders' Equity
	Shares		Amount	Shares		Amount								
Balance—December 31, 2021	9,511,111	$	951	700,000	$	70	$	322,923	$	-	$	(1,931,893)	$	(1,607,949)
Net Loss												(1,451,872)		(1,451,872)
Balance—December 31, 2022	**9,511,111**	**$**	**951**	**700,000**	**$**	**70**	**$**	**322,923**	**$**	**-**	**$**	**(3,383,765)**	**$**	**(3,059,821)**
Stockholders' Distribution										(173,347)		-		(173,347)
Net Loss												(1,960,307)		(1,960,307)
Balance—December 31, 2023	**9,511,111**	**$**	**951**	**700,000**	**$**	**70**	**$**	**322,923**	**$**	**(173,347)**	**$**	**(5,344,072)**	**$**	**(5,193,475)**

See accompanying notes to financial statements.

SPECTRUM SPINE, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For The Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (1,960,307)	$ (1,451,872)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation Expense	413,773	236,431
Amortization Expense	33,333	33,334
Changes in Working Capital		
Accounts Payable	(916,344)	916,344
Inventory	(79,202)	(535,001)
Credit Cards	(6,470)	(14,511)
Other Current Liabilities	-	(117)
Net Cash Flow Used In Operating Activities	**(2,515,217)**	**(815,392)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(886,709)	(1,182,155)
Net Cash Flow Used In Investing Activities	**(886,709)**	**(1,182,155)**
CASH FLOW FROM FINANCING ACTIVITIES		
Stockholders' Distribution	(173,347)	-
Borrowing on Promissory Notes and Loans	1,525,847	1,026,011
Proceeds from Issuance of Simple Agreement for Future Equity (SAFEs)	-	2,170,000
Net Cash Flow Provided by Financing Activities	**1,352,500**	**3,196,011**
Change in Cash And Cash Equivalents	(2,049,426)	1,198,464
Cash—Beginning of The Year	2,154,473	956,009
Cash—End of The Year	**$ 105,047**	**$ 2,154,473**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During The Year For Interest	$ 124,822	$ 77,262
Cash Paid During The Year For Income Taxes	$ -	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Spectrum Spine, Inc. was incorporated on October 4, 2019 in the state of Delaware. The financial statements of Spectrum Spine, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Rosa Beach, Florida.

Spectrum Spine is a medical device manufacturer. The company invents, develops, FDA clears and sell medical devices. Its areas of works are in spinal and orthopedic devices.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $1,904,473, respectively.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to work in progress which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Fixed Asset Computers	5 years
Manufacturing Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its surface treatment license which will be amortized over the expected period to be benefitted, which may be as long as 10 years.

Income Taxes

Spectrum Spine, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2023 and December 31, 2022 amounted to $4,781 and $63,763, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 24, 2024, which is the date the financial statements were issued.

3.   INVENTORY

Inventory consists of the following items:

As of December 31,	2023	2022
Work In Progress	746,856	667,654
Total Inventory	$ 746,856	$ 667,654

4.   PROPERTY AND EQUIPMENT

Property and equipment consist of:

As of December 31,	2023	2022
Fixed Asset Computers	$ 4,226	$ 4,226
Manufacturing Equipment	2,064,638	1,177,929
Property and Equipment, at cost	2,068,864	1,182,155
Accumulated Depreciation	(650,204)	(236,431)
Property and Equipment, net	$ 1,418,660	$ 945,724

Depreciation expense for property and equipment for the year ended December 31, 2023 and 2022 amounted to $413,773 and $236,431, respectively.

5.   INTANGIBLE ASSETS

Intangible asset consists of:

As of December 31,	2023	2022
Surface Treatment License	$ 500,000	$ 500,000
Intangible Assets, at cost	500,000	500,000
Accumulated Amortization	(100,000)	(66,667)
Intangible assets, net	$ 400,000	$ 433,333

Amortization expense for the year ended December 31, 2023 and 2022 amounted to $33,333 and $33,334, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2023:

For The Year Ended December 31,		
2024	$	33,333
2025		33,333
2026		33,333
2027		33,333
2028		33,333
Thereafter		233,333
Total	**$**	**400,000**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock Class A

The Company is authorized to issue 14,000,000 shares of Common Stock Class A at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 9,511,111 common stock class A have been issued and are outstanding.

Common Stock Class B

The Company is authorized to issue 1,000,000 shares of Common Stock Class B at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 700,000 shares of common stock class B have been issued and outstanding.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2023					For the Year Ended December 2022				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtednes s
Loan Agreement - Edward Lee Hatcher	$ 1,000,000	10.00%	26/08/2022	20/09/2030	$ 100,000	$ 134,795	$ 125,000	$ 674,073	$ 933,868	$ 34,795	$ 34,795	$ 125,000	$ 843,713	$ 1,003,508
New Line Finance-Equipment Finance Agreemen	$ 82,180	0.00%	24/01/2022	72 months	-	-	13,697	27,450	41,147	-	-	13,697	43,601	57,298
Bone Pharm, LLC- License Agreement	$ 400,000	0.00%	10/11/2020	180days	-	-	400,000	-	400,000	-	-	400,000	-	400,000
SBA Loan	$ 1,786,033	10.25%	13/07/2023	13/07/2033	82,287	-	318,000	1,462,987	1,780,987	-	-	-	-	-
Capitalized Loan Fees	$ -	-	-	-	-	-	-	(69,349)	-	-	-	-	-	-
Total					$ 182,287	$ 134,795	$ 856,697	$ 2,095,161	$ 3,156,001	$ 34,795	$ 34,795	$ 538,697	$ 887,314	$ 1,460,806

The summary of the future maturities is as follows:

As of December 31,		2023
2024	$	856,697
2025		456,697
2026		456,753
2027		443,000
2028		443,000
Thereafter		295,711
Total	**$**	**2,951,858**

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Principal Amount	Borrowing Period	Valuation Cap	Discount	As of December 31,	
					2023	2022
Safes 2021	$ 2,615,000	Fiscal Year 2021	N/A	80%	$ 2,615,000	$ 2,615,000
Safes 2022	2,170,000	Fiscal Year 2022	N/A	80%	2,170,000	2,170,000
Fair Value In Excess Of Stated Value Of Derivative Instrument					125,921	125,921
Total SAFE(s)					$ 4,910,921	$ 4,910,921

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Price. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

As of December 31,	2023	2022
Net Operating Loss	$ (519,481)	$ (384,746)
Valuation Allowance	519,481	384,746
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities are as follows:

As of December 31,	2023	2022
Net Operating Loss	$ (1,214,660)	$ (695,178)
Valuation Allowance	1,214,660	695,178
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $4,583,622, and the Company had state net operating loss ("NOL") carryforwards of approximately $4,583,622. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   RELATED PARTY

There are no related party transactions.

10.   COMMITMENTS AND CONTINGENCIES

Contingencies
The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through June 24, 2024, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,835,485, net operating cash outflow of $2,515,217 and liquid assets in cash of $105,047, which less than a year worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]







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GET A PIECE OF SPECTRUM SPINE

Stunning Nanotechnology Improves Surgical Outcomes

Spectrum Spine Inc is a pre-revenue med tech company with a proprietary surface treatment for implant devices, has over 85 issued patents, has secured over $9.7M in funding and 7 FDA-cleared device systems.

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

SPECTRUM
SPINE

$0 Raised

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

Get Equity
$4.50 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	VALUATION
$297	$52.7M

REASONS TO INVEST

Spectrum tech brings an expansive implant portfolio to market, potentially eliminating need for risky bone graft products (a $5B US market in Spine) w/ applicability in spine, orthopedics & dental.

 Spectrum's targeted nanotechnology, BioBraille, induces bone growth from surface characteristics in a revolutionary manner, reducing pain and inflammation, aiming to improve Spine & Orthopedic surgical outcomes.

 Under a proven executive leadership team and highly regarded clinical and scientific advisors, our first commercial products sales began in July 2024.

TEAM



James Carey Robinson • Founder, CEO, Principal Accounting Officer and Director

Jim has sold two patents to Medtronic and other technology to smaller companies, achieving commercial sales of over half a billion USD. Dr. Robinson, with 20+ years in minimally invasive surgeries, has 70 patents and 7 FDA-cleared devices, and is ...

Read More





Scott Richard Baltsen • Chief Operating Officer (Part-Time)

Scott Baltsen, with 25 years in medical devices, has led operations and commercialization for startups, including Arthrosurface and Surgicraft/LockDown Medical. Scott is currently working part-time and still working as Vice President of ...

Read More





Phillip Ray Powell • Executive Vice President of Sales and Marketing

Phillip is a Health Care Executive with 15 years at Johnson & Johnson Depuy Mitek, and 25 years in sales and distribution for major companies in the Orthopedic and Spine market....

Read More



Enhanced Quality of Life with Spectrum Spine

Spectrum Spine Inc. is a medical technology company dedicated to revolutionizing the stagnant field of surgical implants placed in bone. We achieve this by focusing on:

- **Implant Innovation:** With a portfolio of 85 issued patents and multiple FDA clearances, we design and develop innovative bone implants with a focus on improving surgical procedures and patient outcomes.
- **Targeted Nanotechnology:** Our unique and proprietary subtractive targeted surface nanotechnology is a game-changer. This technology interacts with the body on a cellular level to induce de novo bone growth, promote healing and reduce inflammation and pain.

At Spectrum Spine, we're committed to helping reduce pain and improve surgical outcomes for people around the globe. In addition to our surface technology with stunning biologic effect in laboratory testing, we have a deep portfolio of patented and FDA cleared device designs that are best-in-class or disruptive, and plan to launch 9 device systems to market in the next 18 months.

More about our technology:



BIOBRAILLE™

The BIOBRAILLE™ Surface Mimics Normal Bone Structure to the eye, but also incorporates microscopic and nanometer scale features that greatly stimulate new, de novo bone growth.

Our First Product Launch

Anterior Cervical Cage for neck surgery with BioBraille surface, completed July 15, 2023



Minimally Invasive Procedures

Outpatient or shorter hospital stay with less pain and better outcomes

Improved Ostesteointegration

Rapid and robust bone healing to implant surfaces promising less pain and improved surgical outcomes

Unique and Proprietary Implants

Addressing limitations in the existing designs and surgical techniques of competitive products.



OUR LEADERSHIP

Meet the Innovators of Spectrum Spine

Our team is comprised of individuals with a combined 70 years of experience, and strong medtech and entrepreneurial backgrounds, giving us impressive advantage in the field.



Dr. Jim Robinson, Founder & CEO:

- Practicing neurosurgeon & inventor with approximately $500M in device sales.
- Portfolio of 80+ issued patents and achieved 7 FDA-cleared spinal implant systems.
- Founded Spectrum Spine to bring innovative medical devices to market.
- Has self-invested over $5M in capital in Spectrum.
- MBA, graduating from Emory University first in his class.

Scott Baltsen, Chief Operations Officer:

- 25 years in medical device commercialization, focusing on startups.
- Established and managed successful distribution networks for innovative companies.
- Leads Spectrum Spine's operations to bring new solutions to market.

Phil Powell, Vice President of Sales:

- 23+ years in medical sales & distribution with a proven track record.
- Trusted advisor, known for exceeding sales goals and launching new technologies.
- Leverages industry expertise to build a strong sales team at Spectrum Spine.

Surgeon Advisors, Scientific Advisors and Business Advisors



Steven McAnany, MD

Assistant Professor Hospital
for Special Surgery



Robert Eastlack, MD

Scripps Clinic Medical Group
Spine Surgery Division Head



**Bryan
Armitage, MD**

Orthopedic
Surgeon - Synergy
Health



**Vahan
Simonyan, Ph.D.**

Chief Scientist
DNAHIVE
Embleema



**Stephen
Hochschuler, MD**

Founder and
Chairman Emeritus
Texas Back Institute



Tim Ganey, Ph.D.

Chief Science Officer
of Vivex Biologics



Jeff Dunkel

Chief Executive
Officer of Obtain

HOW IT WORKS

From Stagnation to Innovation: Spectrum Spine Leads the Way

Traditional methods for implant surface modification often involve the application of material to the surface to provide porosity. This allows bone ingrowth, but does not biologically stimulate it. As such, bone frequently fails to integrate to the surface resulting in surgical failures, with extreme pain and the need for further surgery. In addition, there is an elevated risk of material to shed from the surface, which creates great risk. Alternatively, there are several treatments that are done in solutions that apply a surface treatment over ALL surfaces, limiting its application in complex implants that require some surfaces to be smooth. Current implants have room for improvement, creating opportunities for innovation as many existing implants may be difficult to insert, have poor fit, or lack stability, due to design limitations. Implants often fail to stimulate bone growth and integrate properly, leading to loosening, pain, failed bone fusion, high failure rates (10-40%) with associated costs and patient suffering, repeat surgeries, and chronic narcotic addiction.



Targeted Nanotechnology
Spectrum can manufacture BioBraille with a targeting tolerance of 25 microns
Competition requires the implants to be submerged in an aqueous environment
Micron Diameter
50
40
25
8
2
Human Hair
Human Eye Lower Limit Visibility
White Blood Cells
Red Blood Cells
Bacteria

Spectrum Spine takes a different approach to an industry that lacks innovation. Our multi-patented surface technology interacts with the body's natural healing processes, promoting bone growth, reducing inflammation and fighting infection risk. We utilize targeted laser technology for our BioBraille surface, offering multiple advantages:

- High-Tech Lasers allow us to create highly intricate and detailed surface patterns on the implants, something not achievable with alternative methods, according to our research.
- With targeted lasers, we can achieve a remarkable tolerance of 25 microns (about HALF the width of a human hair). This ensures consistent and precise surface features on every implant and application in ONLY the desired areas.


Macro


Micro


Nano

Surface Sculpting

Femto-tooled naturally random Nanometer-scale surface with prescriptive and repeatable Macro, Micro and Nanoscale features

This innovative approach sets Spectrum Spine apart from the competition and allows us to create BioBraille surfaces with unmatched precision and complexity.

Spectrum has a portfolio of 15 issued patents on this proprietary technology.

WHAT MAKES US DIFFERENT

Revolutionizing Orthopedic Care with Nanotechnology

A significant challenge in implant technology is achieving long-term stability. Traditional implant surfaces often struggle to integrate seamlessly with natural bone, leading to loosening and potential complications.

BioBraille versus Competitive Nanotechnolgies

BioBraille

Competitor 1	BioBraille	Competitor 2

  

Multiple grit blastings	Targeted Femtosecond Laser	Aqueous nanotube production
Multiple acid baths	Tight tolerance for intricate designs and surfaces	Aqueous annodization
Subtractive	Subtractive	Additive

The above is a rendering of a future product. Images are computer-generated demo versions. Our First Product to be launched with BioBraille has been cleared by the FDA and inventory is made and the first clinical implants have begun in July 2024. Other products are still currently under US FDA consideration and are not yet available on the market. Additional images feature renderings of competitor technology..

Our BioBraille technology utilizes macro, micro and nanostructures that mimic the intricate architecture of natural bone. This enhanced surface stimulates improved osteointegration, the process by which bone bonds with an implant through the ingrowth of new bone, as well as encouraging bridging bone in fusion operations. We leverage the body's natural mechanisms of healing. By mimicking the natural bone structure, Spectrum Spine implants have the potential for improved success rates, superior stability and long-term functionality compared to competitive solutions.



The above are renderings of future products. Images are computer-generated demo versions. The top right image depicts real Spectrum devices anticipated to soon have U.S. FDA clearances. Product is still currently under development and is not yet available on the market. Additional images feature renderings of computer-generated demo versions of competitor technology.

Spectrum Spine has successfully had its initial product launch this summer in Spinal Devices, but our reach goes beyond the neck and back. We see vast potential to apply our groundbreaking nanotechnology across various medical specialties. Here's what sets us apart:

- **Strong Intellectual Property:** Our unique surface technology offers a significant leap forward compared to existing solutions, potentially eliminating the need for risky bone graft products and substitutes, a $5 billion US market. Plus, we have a robust portfolio of 85 issued patents, giving us an edge in this evolving market.
- **Targeted Nanotechnology:** BioBraille utilizes targeted laser technology to robustly stimulate bone growth at a rate never before seen. Unlike alternative aqueous manufacturing methods that limit design complexity, allowing for highly precise and intricate implants.
- **Broad Applicability:** Spectrum Spine isn't limited to just spinal implants. BioBraille has the potential to be applied across various applications, including total joint replacements, dental implants, and more.
- **Reduced Pain and Improved Recovery:** BioBraille has been designed with anti-inflammatory and antimicrobial functionalities, potentially reducing the risk of infection – a major concern in implant surgery. Our implants' biological effects may lead to less pain and faster recuperation for patients with reduced risks and should lead to less need for repeat surgeries and narcotic use.

THE MARKET

A $52B Industry Ripe for Innovation

Spectrum Spine is ready to revolutionize the multi-billion dollar orthopedic and spine implant market with our innovative BioBraille targeted nanotechnology.

The global orthopedic implant market is massive, estimated at **$52 billion in 2024** with a projected CAGR of 6.7% until 2030. Within this, the US market alone represents a significant chunk at **$22.4 billion** (2024 estimate). This growth is driven by factors like an aging population and rising prevalence of chronic conditions. **Back pain affects over 20% of the global population** over age 50, and **the US economy loses over $230 billion per year in productivity** because of it. And while 1.2 million spinal surgeries are performed annually in the US, **around 30% of patients are on long-term narcotics following surgery, and are at risk of addiction**.

The reduced inflammation effects of our technology promise to reduce early post-operative pain which should lead to reduction in the risk of narcotic addiction, which dramatically increases once someone has taken these drugs for as short as three days. Narcotic addiction is a hot-button issue in the US, and has great public and governmental attention.

World Orthopedic Market:

$55 Billion

(2024 Estimate with 6.7% CAGR 2023-2030)

US orthopedic market potential with targeted nanotech:

$36 Billion

The U.S. Market for Spinal Devices:

$12 Billion annually

Additional spend for bone graft and substitute products for spinal fusion:

$5 Billion annually

Market Potential Beyond Spine
(as of 2022)





Dental Implants

$4 Billion

US market poised for disruption with BioBraille's potential benefits

Non-Spinal Orthopedics

$22.03 Billion

US market, including total joint replacements, where BioBraille can offer significant advantages

The above features computer-generated imagery of the traditional implant process and technology.

According to our research, traditional implants and bone graft products and substitutes often cause unwarranted pain, require long recovery times, and rely on potentially risky bone graft materials that induce tremendous inflammation and pain, and may cause cancer. Large companies prioritize established products, leaving space for disruptive startups like Spectrum Spine Inc. Spectrum addresses these challenges with BioBraille, a revolutionary nanotechnology platform. **Unlike other surface treatments, BioBraille utilizes targeted laser high-technology to create precise surface features on implants resulting in stunning biologic effects.**

Spectrum Spine plans to not only develop our own implant portfolio but also to strategically license BioBraille to other selected manufacturers, further expanding its reach, and adding to the body of evidence of the stunning effects of BioBraille technology for surgeries where current failure rates are outrageously high.

Join Spectrum Spine today to make a difference for patients having spine or joint surgery, improving surgical outcomes and reducing overall costs and negative side effects.

ABOUT

HEADQUARTERS
388 Cannonball Lane
Inlet Beach, FL 32461

WEBSITE
View Site ⎆

Spectrum Spine Inc is a pre-revenue med tech company with a proprietary surface treatment for implant devices, has over 85 issued patents, has secured over $9.7M in funding and 7 FDA-cleared device systems.

....

TERMS

Spectrum Spine

Overview

PRICE PER SHARE
$4.50

VALUATION
$52.7M

DEADLINE ⓘ
Nov. 28, 2024 at 7:59 AM UTC

FUNDING GOAL ⓘ
$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$297

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,234,998

ASSET TYPE

MIN NUMBER OF SHARES OFFERED
3,333

SHARES OFFERED
Class C Common Voting

MAX NUMBER OF SHARES OFFERED
274,444

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing    →

....

Offering Memorandum	
Financials	
Risks	

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus: 5% for Subscribers that have invested in Spectrum Spine prior to this offering

Time Based

Early bird bonus: Invest $5,000+ in the first 2 weeks and receive 5% Bonus Shares

Super Early Birds: Invest 25,000+ in the first 2 weeks and receive 10 % Bonus shares.

Amount-Based:

Invest 25,000+ and receive 5% Bonus Shares

Invest 50,000+ and receive an acrylic desk art piece featuring BioBraille Surface Technology, and 5% bonus shares

Invest 100,000+ and receive 10% Bonus Shares, a dinner meeting with our Founder and CEO, Dr. Jim Robinson, and an acrylic desk art piece featuring BioBraille Surface Technology

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Spectrum Spine, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class C Non-Voting Common Stock at $4.50 / share, you will receive 110 shares of Class C Non-Voting Common Stock, meaning you'll own 110 shares for $450. Fractional shares will not be distributed and share bonuses will be

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Dr. Robinson: Throughout my career, I've helped invent medical devices that have yielded hundreds of millions in sales. But nothing compares to the excitement of my latest venture with Spectrum Spine.

I'm Dr. Jim Robinson, and I know the agony of a debilitating back injury firsthand. After my own grueling injury and recovery, and witnessing countless patients suffer through outdated treatments and surgical methods, I became driven to find a better way.

As a result, my earlier medical inventions to assist in surgery—like the Venture Anterior Cervical Plate—are among the top-selling products in their categories worldwide. But my life's work is just beginning.

Every year, 20 million Americans face excruciating orthopedic surgeries, spinal fusion operations, and dental implant surgery. While proper bone growth and implant bonding are crucial for the success of these procedures, the implants and techniques used today haven't evolved much in many years.

Inadequate bone growth can lead to failure rates as high as 40% in spinal fusions alone, leaving patients with chronic pain, disabilities, and additional revision surgeries. It's an unacceptable physical, emotional, and financial nightmare that's long overdue for a solution.

At Spectrum Spine, we've invented Bio Braille—precision nanotechnology that spurs unprecedented bone growth. Our laser-guided system directs bone cells to form new bone with pinpoint accuracy, even on complex implant shapes that existing products can't touch. The result is as high as a staggering 230-fold increase in Osteocalcin, a protein contributing to unprecedented mature bone formation in just 14 days.

Spectrum Spine has technology capable of turning a grueling 4-day hospital stay into an outpatient procedure with better long-term function. With minimized bodily damage, patients can enjoy dramatically faster recovery times and significantly less pain. Built to last, our innovation can reduce the need for costly and taxing correction surgeries.

For our customers—surgeons and hospitals—Bio Braille can unlock immense savings through fewer complications, accelerated surgical times, and shortened patient stays. By eliminating the need for expensive and potentially dangerous alternative products sourced from cadavers or synthetics, our technology streamlines costs with dramatic biologic effect and precision. We think this is the quantum leap orthopedic and spine surgery have been waiting for.

We're targeting the $55 billion global orthopedic implant market. But we believe Bio Braille has incredible promise across spine, dental, trauma, and more—potentially any surgery involving bone implants.

I'm backed by a brilliant team that includes a COO with 25 years of experience in medical devices; a CSO who led Clinical Strategy at Medtronic as well as other start-ups; and an Executive VP of Sales with 25 years of experience in orthopedic sales, and is well-known nationally. Together, with our world-class advisors, we believe we have the expertise and track record needed to scale quickly and efficiently.

So, why is now the time to invest? After years of R&D, over 85 globally issued patents, and now seven FDA-cleared device systems, we intend to introduce our first three breakthrough products to market in Q3 2024.

We aim to bring nine device products to market in the next 18 months. Inventory of implants and instruments for our first product launch has already been manufactured and is ready for sale. Next steps will be to create further inventory and to continue scientific research to validate this stunning technology.

We believe this is so much bigger than a single surgery. It's about granting freedom from pain and changing lives on a global scale. That transformation starts with you. Join us and invest today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
SPECTRUM SPINE, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Spectrum Spine, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "DGCL"),

DOES HEREBY CERTIFY:

1.   That the name of this corporation is Spectrum Spine, Inc., and that this corporation was originally incorporated pursuant to the DGCL on October 4, 2019 under the name Spectrum Spine, Inc.

2.   That the Board of Directors of this corporation (the "Board of Directors") duly adopted resolutions proposing to amend and restate the Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Spectrum Spine, Inc. (the "Corporation").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 160 Greentree Drive, Suite 101, in the City of Dover, County of Kent. The name of its registered agent at such address is National Registered Agents, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 18,000,000. The Corporation is authorized to issue one class of stock, referred to as Common Stock. There are 18,000,000 shares of authorized Common Stock, $0.0001 par value per share ("Common Stock"). The class of Common Stock shall be subdivided into three series consisting of 14,000,000 shares designated as Class A Common Stock (the "Class A Common Stock"), 1,000,000 shares designated as Class B Common Stock (the "Class B Common Stock") and 3,000,000 shares designated as Class C Non-Voting Common Stock (the "Class C Non-Voting Common Stock").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class and series of capital stock of the Corporation.

A.   COMMON STOCK

1.   <u>Series</u>. The Class A Common Stock and the Class B Common Stock shall be identical in all respects and shall be treated the same as to all rights, dividends, preferences and in the event of any merger, consolidation, share exchange, reclassification, liquidation, dissolution, or winding up, or

similar transactions of the Corporation, except that the Class B Common Stock shall be convertible to Class A Common Stock as provided in Part B of this Article Fourth. The Class A Common Stock and the Class C Non-Voting Common Stock shall be identical in all respects and shall be treated the same as to all rights, dividends, preferences and in the event of any merger, consolidation, share exchange, reclassification, liquidation, dissolution, or winding up, or similar transactions of the Corporation, except in respect of voting rights as provided in this Part A of this Article Fourth.

2. Voting.

2.1 Except as otherwise provided herein or by applicable law, the holders of the Class A Common Stock and the Class B Common Stock (the "Voting Common Stock") are entitled to one (1) vote for each share of Voting Common Stock held as of the applicable record date for each meeting of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting.

2.2 Except as required by applicable law, the holders of the Class C Non-Voting Common Stock shall not be entitled to vote shares of Class C Non-Voting Common Stock at any meetings of the stockholders, shall not be included in any written actions in lieu of meetings, and shall have no other voting rights. The number of authorized shares of Class C Non-Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. CLASS B COMMON STOCK

Unless otherwise indicated, references to "sections" or "Sections" in this Part B of this Article Fourth refer to sections and Sections of Part B of this Article Fourth.

1. Optional Conversion.

The holders of the Class B Common Stock shall have conversion rights as follows (the "Conversion Rights"):

1.1 Right to Convert.

1.1.1 Conversion Ratio. Each share of Class B Common Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing the Original Issue Factor by its Conversion Factor (as defined below) in effect at the time of conversion. The "Conversion Factor" applicable to a share of Class B Common Stock shall initially be equal to the Original Issue Factor. Such initial Conversion Factor, and the rate at which such share of Class B Common Stock may be converted into shares of Class A Common Stock, shall be subject to adjustment as provided below. The "Original Issue Factor" shall mean, with respect to the Class B Common Stock, one (1) per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Class B Common Stock.

1.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Class B Common Stock.

1.2   Fractional Shares. No fractional shares of Class A Common Stock shall be issued upon conversion of the Class B Common Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Class A Common Stock to be issued upon conversion of Class B Common Stock shall be rounded down to the nearest whole share.

1.3   Mechanics of Conversion.

1.3.1   Notice of Conversion. In order for a holder of Class B Common Stock to voluntarily convert shares of Class B Common Stock into shares of Class A Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Class B Common Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Class B Common Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Class B Common Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Class B Common Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "Conversion Time"), and the shares of Class A Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time issue and deliver to such holder of Class B Common Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Class A Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Class B Common Stock represented by the surrendered certificate that were not converted into Class A Common Stock.

1.3.2   Reservation of Shares. The Corporation shall at all times when the Class B Common Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Class B Common Stock, such number of its duly authorized shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Class B Common Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Second Amended and Restated Certificate of Incorporation.

1.3.3   Effect of Conversion. All shares of Class B Common Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Class A Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Class B Common Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the

Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Class B Common Stock accordingly.

1.3.4 <u>No Further Adjustment</u>. Upon any such conversion, no adjustment to the Conversion Factor shall be made for any declared but unpaid dividends on the Class B Common Stock surrendered for conversion or on the Class A Common Stock delivered upon conversion.

1.3.5 <u>Taxes</u>. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Class B Common Stock pursuant to this <u>Section 1</u>. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Class A Common Stock in a name other than that in which the shares of Class B Common Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

1.4 <u>Adjustments to Conversion Factor for Diluting Issues</u>.

1.4.1 <u>Special Definitions</u>. For purposes of this Article Fourth, the following definitions shall apply:

(a) "Additional Shares of Class A Common Stock" shall mean all shares of Class A Common Stock issued (or, pursuant to <u>Section 1.4.3</u> below, deemed to be issued) by the Corporation after the Issue Date, other than (1) the following shares of Class A Common Stock and (2) shares of Class A Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "Exempted Securities"):

(i) shares of Class A Common Stock, Options or Convertible Securities issued as a dividend or distribution on Class B Common Stock;

(ii) shares of Class A Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by <u>Section 1.5</u>, <u>1.6</u>, <u>1.7</u> or <u>1.8</u>;

(iii) shares of Class A Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(iv) shares of Class A Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Class A Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v)   shares of Class A Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction;

(vi)   shares of Class A Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation;

(vii)   shares of Class A Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation; or

(viii) shares of Class A Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation.

(b)   "Affiliate" shall mean, with respect to any holder of shares of Common Stock, any person, entity or firm which, directly or indirectly, controls, is controlled by or is under common control with such holder, including, without limitation, any entity of which the holder is a partner or member, any partner, officer, director, member or employee of such holder and any venture capital fund or other investment fund now or hereafter existing of which the holder is a partner or member which is controlled by or under common control with one (1) or more general partners, managing members or investment advisors of such holder or shares the same management company or investment advisor with such holder.

(c)   "Class B Original Issue Date" shall mean the date on which the first share of Class B Common Stock was issued.

(d)   "Convertible Securities" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Class A Common Stock, but excluding Options.

(e)   The "Issue Date" applicable to a share of Class B Common Stock shall be the date on which such share of Class B Common Stock was issued.

(f)   "Option" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Class A Common Stock or Convertible Securities.

(g)   "Qualified Financing" shall mean any transaction or series of related transactions involving the issuance, deemed issuance or sale of Additional Shares of Class A Common Stock after the Class B Original Issue Date that would result in at least $10,000,000 in gross proceeds to the Corporation including by way of the conversion of any outstanding debt or similar obligations.

1.4.2   No Adjustment of Conversion Factor.   No adjustment in the Conversion Factor shall be made as the result of the issuance or deemed issuance of Additional Shares of Class A Common Stock if the Corporation receives written notice from the holders of a majority of the outstanding shares of Class B Common Stock (the "Requisite Holders") agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Class A Common Stock. No adjustment in the Conversion Factor shall be made as the result of the issuance or deemed issuance of Additional Shares of Class A Common Stock to Bone Pharm, LLC, a Florida limited liability company ("Bone Pharm"), or an Affiliate of Bone Pharm. Except as set forth in Section 2.2, no adjustment in the Conversion Factor shall be made as the result of the issuance or deemed issuance of Additional Shares of Class A Common Stock in connection with a Qualified Financing.

1.4.3   Deemed Issue of Additional Shares of Class A Common Stock.

(a)   If the Corporation at any time or from time to time after the Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Class A Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Class A Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Factor pursuant to the terms of Section 1.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for any increase or decrease in the number of shares of Class A Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security, then, effective upon such increase or decrease becoming effective, the Conversion Factor computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Factor as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Factor to an amount which exceeds the lower of (i) the Conversion Factor in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Factor that would have resulted from any issuances of Additional Shares of Class A Common Stock (other than deemed issuances of Additional Shares of Class A Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Factor pursuant to the terms of Section 1.4.4 because such Option or Convertible Security was issued before the Issue Date, are revised after the Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for any increase in the number of shares of Class A Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Class A Common Stock subject thereto (determined in the manner provided in Section 1.4.3(a)) shall be deemed to have been issued effective upon such increase becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Factor pursuant to the terms of Section 1.4.4, the Conversion Factor shall be readjusted to such Conversion Factor as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Class A Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Factor provided for in this Section 1.4.3 shall be effected at the time of such issuance or amendment based on such number of shares without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 1.4.3). If the number of shares of Class A Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Factor that would result under the terms of this Section 1.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Factor that such issuance or amendment took place at the time such calculation can first be made.

1.4.4   Adjustment of Conversion Factor Upon Issuance of Additional Shares of Class A Common Stock. In the event the Corporation shall at any time after the Issue Date issue Additional Shares of Class A Common Stock (including Additional Shares of Class A Common Stock deemed to be issued pursuant to Section 1.4.3), then the Conversion Factor shall be reduced, concurrently with such issue, to a number (calculated to the nearest ten-thousandth) determined in accordance with the following formula:

$$CF_2 = CF_1 * B \div (B + 0.5 * (B \div A - B \div (A + C)) * (A + C)).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a)   "CF_2" shall mean the Conversion Factor in effect immediately after such issuance or deemed issuance of Additional Shares of Class A Common Stock;

(b)   "CF_1" shall mean the Conversion Factor in effect immediately prior to such issuance or deemed issuance of Additional Shares of Class A Common Stock;

(c)   "A" shall mean the number of shares of Class A Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Class A Common Stock (treating for this purpose as outstanding all shares of Class A Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Class B Common Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Class A Common Stock issuable upon conversion of the outstanding shares of Class B Common Stock immediately prior to the issuance or deemed issuance of Additional Shares of Class A Common Stock; and

(e) "C" shall mean the number of such Additional Shares of Class A Common Stock issued in such transaction.

1.4.5 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Class A Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Factor pursuant to the terms of Section 1.4.4, and such issuance dates occur within a period of no more than one hundred twenty (120) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Factor shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

1.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Issue Date effect a subdivision of the outstanding Class A Common Stock, the Conversion Factor in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Class A Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Class A Common Stock outstanding. If the Corporation shall at any time or from time to time after the Issue Date combine the outstanding shares of Class A Common Stock, the Conversion Factor in effect immediately before the combination shall be proportionately increased so that the number of shares of Class A Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Class A Common Stock outstanding. Any adjustment under this section shall become effective at the close of business on the date the subdivision or combination becomes effective.

1.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Issue Date shall make or issue, or fix a record date for the determination of holders of Class A Common Stock entitled to receive, a dividend or other distribution payable on the Class A Common Stock in additional shares of Class A Common Stock, then and in each such event the Conversion Factor in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Factor then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Class A Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Class A Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Class A Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Factor shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Factor shall be adjusted pursuant to this section as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Class B Common Stock simultaneously receive a dividend or other distribution of shares of Class A Common Stock in a number equal to the number of shares of Class A Common Stock as they would have received if all outstanding shares of Class B Common Stock had been converted into Class A Common Stock on the date of such event.

1.7   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Issue Date shall make or issue, or fix a record date for the determination of holders of Class A Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Class A Common Stock in respect of outstanding shares of Class A Common Stock) or in other property, then and in each such event the holders of Class B Common Stock shall receive, simultaneously with the distribution to the holders of Class A Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Class B Common Stock had been converted into Class A Common Stock on the date of such event.

1.8   Adjustment for Merger or Reorganization, etc. If there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Class A Common Stock (but not the Class B Common Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 1.4, 1.6 or 1.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Class B Common Stock shall thereafter be convertible in lieu of the Class A Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Class A Common Stock of the Corporation issuable upon conversion of one share of Class B Common Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 1 with respect to the rights and interests thereafter of the holders of the Class B Common Stock, to the end that the provisions set forth in this Section 1 (including provisions with respect to changes in and other adjustments of the Conversion Factor) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Class B Common Stock.

1.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Factor pursuant to this Section 1, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Class B Common Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Class B Common Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Class B Common Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Factor then in effect, and (ii) the number of shares of Class A Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Class B Common Stock.

1.10   Notice of Record Date. In the event:

(a)   the Corporation shall take a record of the holders of its Class A Common Stock (or other capital stock or securities at the time issuable upon conversion of the Class B Common Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Class B Common Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Class A Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Class B Common Stock) shall be entitled to exchange their shares of Class A Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Class B Common Stock and the Class A Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

2.   Mandatory Conversion.

2.1   Trigger Events. Upon any of (a) a Qualified Financing, (b) the termination of the License Agreement between the Corporation and Bone Pharm dated on or about the Class B Original Issue Date, (c) any direct or indirect assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any shares of Class B Common Stock (or any direct or indirect interest therein), other than permitted transfers to family members, affiliates or for estate planning purposes pursuant to a written agreement among holder(s) of such Class B Common Stock and the Corporation, or (d) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of any such event identified in (a), (b) or (c) or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "Mandatory Conversion Time"), then (i) all outstanding shares of Class B Common Stock shall automatically be converted into shares of Class A Common Stock, at the applicable conversion rate as calculated pursuant to Section 2.2, and (ii) such shares may not be reissued by the Corporation.

2.2   Conversion Rate. At the Mandatory Conversion Time, if the conversion rates as calculated pursuant to Section 1.1.1 would result in a Class B Percentage (as defined below) equal to or greater than 3.5%, then each share of Class B Common Stock shall automatically be converted into shares of Class A Common Stock at the applicable conversion rate as calculated pursuant to Section 1.1.1. At the Mandatory Conversion Time, if the conversion rates as calculated pursuant to Section 1.1.1 would result in a Class B Percentage less than 3.5%, then all outstanding shares of Class B Common Stock shall automatically be converted into shares of Class A Common Stock at the conversion rate necessary to result in a Class B Percentage equal to 3.5%. The "Class B Percentage" means the result, expressed as a percentage, of $X \div Y$. For purposes of the foregoing formula, the following definitions shall apply:

(a)   "X" shall mean the number of shares of Class A Common Stock issuable or issued upon conversion of Class B Common Stock; and

(b)   "Y" shall mean the number of shares of Class A Common Stock outstanding at the Mandatory Conversion Time (treating for this purpose as outstanding all shares of Class A Common Stock issuable upon exercise of Options outstanding at the Mandatory Conversion Time or upon conversion or exchange of Convertible Securities (including the Class B Common Stock) outstanding (assuming exercise of any outstanding Options therefor) at the Mandatory Conversion Time).

2.3   Procedural Requirements. All holders of record of shares of Class B Common Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Class B Common Stock pursuant to this Section 2. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Class B Common Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Class B Common Stock converted pursuant to Section 2.1, including the rights, if any, to receive notices and vote (other than as a holder of Class A Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive shares of Class A Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Class B Common Stock, the Corporation shall issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Class A Common Stock issuable on such conversion in accordance with the provisions hereof. Such converted Class B Common Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Class B Common Stock accordingly.

2.4   Issuances After Mandatory Conversion Time. The Corporation shall not issue any shares of Class B Common Stock after the Mandatory Conversion Time. In lieu of issuing any shares of Class B Common Stock that are or become issuable after the Mandatory Conversion Time, the Corporation shall issue shares of Class A Common Stock. After the Mandatory Conversion Time, any (i) rights, options or warrants to subscribe for, purchase or otherwise acquire a share of Class B Common Stock, and (ii) any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for a share of Class B Common Stock, shall automatically be converted into, as applicable, (a) rights, options or warrants to subscribe for, purchase or otherwise acquire a share of Class A Common Stock, or (b) any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for a share of Class A Common Stock, in each case, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization.

3.   Redeemed or Otherwise Acquired Shares. Any shares of Class B Common Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation

nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Class B Common Stock following redemption.

    4.   <u>Waiver</u>. Any of the rights, powers, preferences and other terms of the Class B Common Stock set forth herein may be waived on behalf of all holders of Class B Common Stock by the affirmative written consent or vote of the Requisite Holders.

    5.   <u>Notices</u>. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Class B Common Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the DGCL, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Second Amended and Restated Certificate of Incorporation or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Second Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which DGCL permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by the DGCL.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware DGCL or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Eleventh shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Eleventh (including, without limitation, each portion of any sentence of this Article Eleventh containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

3.   That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the DGCL.

4.   That this Second Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the DGCL.

[Signature Page Follows]

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this July 29, 2024.

By:_____
James Robinson, Chief Executive Officer